                                                     RULE NO. 424(b)(4)
                                                     REGISTRATION NO. 333-87617

PROSPECTUS SUPPLEMENT
(To prospectus dated October 26, 1999)

                                  $300,000,000

                             Southern Union Company

                          8 1/4% Senior Notes Due 2029

                               ----------------

  The senior notes will bear interest at 8 1/4% per year and will mature on November 15, 2029. We will pay interest on the senior notes twice a year on May 15 and November 15, beginning on May 15, 2000. The senior notes will not be redeemable prior to maturity and are not entitled to any sinking fund.

                               ----------------

                                                   Per Senior Note    Total
                                                   ---------------    -----
   Public offering price (1)......................     99.565%     $298,695,000
   Underwriting discount..........................       .875%       $2,625,000
   Proceeds to company............................      98.69%     $296,070,000

  (1) Plus accrued interest from November 3, 1999, if settlement occurs after that date

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  The senior notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 3, 1999, which will be the fifth business day following the pricing of the senior notes as described under "Underwriting."

                               ----------------

                          Joint Book-Running Managers

Donaldson, Lufkin & Jenrette                                 Merrill Lynch & Co.

                               ----------------

Banc of America Securities LLC

                   Chase Securities Inc.

                                                      Credit Lyonnais Securities

                               ----------------

          The date of this prospectus supplement is October 27, 1999.

                               TABLE OF CONTENTS

                                                                           Page
                                                                          Number
                                                                          ------
                             Prospectus Supplement
Southern Union Company...................................................   S-3
Use of Proceeds..........................................................   S-5
Capitalization...........................................................   S-6
Ratio of Earnings to Fixed Charges.......................................   S-7
Unaudited Pro Forma Combined Condensed Financial Statements..............   S-8
Description of Senior Notes..............................................  S-14
Underwriting.............................................................  S-17
Legal Matters............................................................  S-18

                                   Prospectus

About this Prospectus....................................................     1
Cautionary Statement Regarding Forward-Looking Statements................     1
Where You Can Find More Information......................................     2
Southern Union Company...................................................     4
Use of Proceeds..........................................................     4
Description of the Debt Securities.......................................     5
Plan of Distribution.....................................................    15
Legal Matters............................................................    16
Experts..................................................................    16

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the dates of this prospectus supplement and the prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since that date.

                             SOUTHERN UNION COMPANY

   We principally operate as a natural gas distributor through our divisions Southern Union Gas, Missouri Gas Energy and Atlantic Utilities. Southern Union Gas is headquartered in Austin, Texas and serves 513,000 customers in Texas, including the cities of Austin, El Paso, Brownsville, Galveston, Harlingen, McAllen and Port Arthur. Missouri Gas Energy is headquartered in Kansas City, Missouri and serves about 484,000 customers in Kansas City, St. Joseph, Joplin, Monett and other cities and locations in central and western Missouri. Atlantic Utilities does business under the name South Florida Natural Gas. South Florida Natural Gas is headquartered in New Smyrna Beach, Florida and serves about 4,400 customers in the cities of New Smyrna Beach and Edgewater, Volusia County and other locations in central Florida.

   We have created subsidiaries to support and expand our natural gas sales and to capitalize on our gas energy expertise. Our subsidiaries market natural gas to end-users, operate natural gas pipeline systems, distribute propane and sell commercial gas air conditioning and other gas-fired engine-driven applications. By providing "one-stop shopping," we can serve our customers' particular energy needs. Some of our subsidiaries hold investments in real estate and other assets used mainly in our utility business.

   We are a sales and market-driven energy company. Our management is committed to achieving profitable growth of our natural gas energy businesses in an increasingly competitive business environment. Our strategies for achieving these objectives are:

  . promoting new sales opportunities and markets for natural gas and propane;

  .  enhancing financial and operating performance;

  .  further development of existing systems; and

  .  selectively acquiring new systems.

Our management develops and continually evaluates these strategies, by applying its experience and expertise in analyzing the energy industry, technological advances, market opportunities and general business trends. Each of these strategies reflects our commitment to our core business of selling and transporting natural gas.

   We have a goal of planned growth and expansion in or related to the utilities industry in a manner designed to consider the interests of our stockholders, debt holders, customers and regulators. Our management and board of directors will determine the nature and location of any such properties, the structure of any acquisitions and the method of financing any expansion or growth. See "Cautionary Statement Regarding Forward-Looking Statements" in the accompanying prospectus.

   On October 5, 1999, we announced a definitive merger agreement with Fall River Gas Company ("FAL"). FAL provides gas distribution service to approximately 48,000 customers in southeastern Massachusetts. The agreement calls for us to acquire FAL in a transaction valued at approximately $75 million, including assumption of debt. For each share of FAL common stock, FAL stockholders will receive a combination of Southern Union common stock or cash valued at $23.50 per share of FAL common stock. The agreement requires that at least 50 percent of the approximately 2.2 million outstanding shares of common stock of FAL be converted into Southern Union common stock and up to the remaining 50 percent of FAL shares be converted into cash. The exchange ratio for the stock portion of the consideration is subject to an adjustment formula based on the average trading price of Southern Union common stock during a ten trading-day period ending three full trading days before the closing date of the FAL merger. If our average stock price per share for the adjustment period is either lower than $16.875 or higher than $19.6875, the portion of the FAL merger consideration payable in stock would be determined based upon a fixed exchange ratio calculated at such prices. The merger will be accounted for using the purchase method. Consummation of the FAL merger is subject to conditions customary for a utility merger, including receipt of regulatory approvals, and to approval by the holders of two-thirds of FAL's outstanding common stock. We believe the FAL merger will be completed in calendar year 2000.

   On June 7, 1999, we announced a definitive merger agreement with Pennsylvania Enterprises, Inc. ("PEI"). The agreement calls for PEI to merge into us in a transaction valued at approximately $500 million, including assumption of debt. The merger will be accounted for using the purchase method. In connection with completion of the merger, each PEI shareholder will receive Southern Union common stock having a value of $32.00, plus $3.00 in cash, subject to certain adjustments. PEI is a multifaceted energy company headquartered in Wilkes-Barre, Pennsylvania with natural gas distribution being its primary business. PEI's principal subsidiary, PG Energy, together with Honesdale Gas Company, serve more than 152,000 gas customers in northeastern and central Pennsylvania. In addition, PEI markets electricity to more than 20,000 customers through PG Energy Power Plus. Our stockholders and PEI's stockholders approved the merger on October 19, 1999. We expect to complete the PEI merger in conjunction with completing this offering of senior notes. We are soliciting consents from holders of $70 million of debt securities of PG Energy to amend certain terms of those securities in connection with the PEI merger.

   Our corporate headquarters are located at 504 Lavaca Street, Suite 800, Austin, Texas 78701, and our telephone number is (512) 477-5852.

                                USE OF PROCEEDS

   The sale of the senior notes is being made in connection with the merger of PEI into our company.

   We intend to use the net proceeds of approximately $295,570,000 from the sale of the senior notes towards the following purposes:

  . to fund the cash portion of the merger consideration to be paid to the PEI stockholders (which could be up to approximately $72 million), the final amount of which will be based upon the average trading price of our common stock during a specific period prior to completing the merger;

  . to refinance certain debt of PEI and its subsidiaries in an amount up to $145 million;

  . to finance other costs and expenses that we have incurred and expect to incur in connection with the PEI merger that we estimate to be approximately $10 million; and

  . to repay outstanding borrowings under our bank credit agreements of up to $100 million.

   The PEI indebtedness that we may refinance has interest rates presently ranging from 5.64% to 6.92%. This indebtedness consists of three series of notes with maturities in May 2000, August 2002 and September 2004 as well as borrowings under various short-term credit facilities. The interest rates for all outstanding borrowings under our bank credit agreements presently range from approximately 5.5% to approximately 6.1%. One of these facilities expires on June 29, 2000 and the other facility expires on June 30, 2002. See "Where You Can Find More Information" in the accompanying prospectus for additional information on the terms of such indebtedness.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 1999
(a) on an actual basis and (b) as adjusted to reflect the issuance of $300 million of senior notes, the application of the estimated net proceeds of the offering and the closing of the PEI merger. See "Unaudited Pro Forma Combined Condensed Financial Statements." The following data is qualified in its entirety by reference to, and should be read together with, the detailed information and financial statements appearing in the documents incorporated in the accompanying prospectus.

                                                  At September 30, 1999
                                           ------------------------------------
                                                Actual          As Adjusted
                                           ----------------- ------------------
                                            Amount   Percent   Amount   Percent
                                           --------- ------- ---------- -------
                                             (thousands, except percentages)
Short-term debt(1)........................ $  86,192         $    2,089
                                           =========         ==========
Long-term debt
  New 8.25% senior notes due 2029.........         -            300,000
  Existing 7.60% senior notes due 2024....   364,515            364,515
  Capital lease and other.................    25,898             70,898
                                           ---------         ----------
                                             390,413  49.7%     735,413  49.8%
Company-obligated mandatorily redeemable
 preferred securities of subsidiary trust
 holding solely subordinated notes of
 Southern Union...........................   100,000  12.7%     100,000   6.8%
Common stockholders' equity...............   294,723  37.6%     642,587  43.4%
                                           ---------  ----   ----------  ----
  Total Capitalization.................... $ 785,136   100%  $1,478,000   100%
                                           =========  ====   ==========  ====

--------
(1) Includes notes payable with an aggregate outstanding balance of $84.1 million at September 30, 1999, and long-term debt due within one year.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges for us on an historical basis for each of the five years in the period ended June 30, 1999 and for the three-month period ended September 30, 1999, and on a pro forma basis for the year ended June 30, 1999 and for the three-month period ended September 30, 1999. For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes and "fixed charges" consist of interest expense, amortization of debt discount or premiums and an estimate of interest implicit in rentals.

                                   Three Months
                                       Ended          Year ended June 30,
                                   September 30, -----------------------------
                                      1999(a)    1999  1998  1997  1996  1995
                                   ------------- ----- ----- ----- ----- -----
Ratio of Earnings to Fixed
 Charges..........................      --       1.36x 1.42x 1.67x 1.72x 1.60x
Pro Forma--Ratio of Earnings to
 Fixed Charges(b).................      --       1.19x

--------

(a) Earnings would be insufficient to cover fixed charges for the actual and pro forma three-month periods ended September 30, 1999 by approximately $10.1 million and $21.3 million, respectively.

(b) This pro forma ratio gives effect to an increase in outstanding debt, as of the beginning of the period presented, primarily as a result of the issuance of $300 million of senior notes, the application of the estimated net proceeds of the offering and the PEI merger, which we will finance primarily through the issuance of common stock. The PEI merger was assumed to occur as of the beginning of the period presented, as reflected in the Unaudited Pro Forma Combined Condensed Financial Statements.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

   The following Unaudited Pro Forma Combined Condensed Financial Statements present the combined financial data of Southern Union and PEI, including their respective subsidiaries, after giving effect to the merger and the issuance of $300 million of debt securities. It was assumed that the merger and the issuance of debt securities had been effective for the periods indicated and that the purchase method of accounting was utilized. The pro forma adjustments reflect an estimated additional purchase cost assigned to utility plant based on the historical cost of the regulated assets and liabilities of PEI and an estimate of the fair value of the non-regulated assets and liabilities of PEI, plus estimated acquisition costs. The estimate of the fair value of the non-regulated assets is preliminary and may be revised after the completion of independent appraisals, which have not been performed. The unaudited pro forma combined condensed financial information presented below is based on the assumption that upon completion of the merger each PEI stockholder will receive, in exchange for each share of PEI common stock he or she owns, a combination of Southern Union common stock and cash worth in the aggregate $35. The historical financial statements of PEI include certain reclassifications to conform to Southern Union's presentation. These reclassifications have no impact on net income or total stockholders' equity.

   The fiscal years of Southern Union and PEI end on June 30 and December 31, respectively, and, accordingly, the Unaudited Pro Forma Combined Condensed Financial Statements have been prepared using the financial statements of Southern Union incorporated by reference combined with the comparable financial statement periods of PEI derived from its historical financial statements. The Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 1999 is presented as if the merger had occurred on that date and using the Southern Union and PEI balance sheets at September 30, 1999. The Unaudited Pro Forma Combined Condensed Statements of Operations for the twelve months ended June 30, 1999, and the three-month period ended September 30, 1999, assumes that the merger and the issuance of debt securities occurred at the beginning of the earliest period presented and includes the comparable twelve months ended June 30, 1999, and the three-month period ended September 30, 1999, for PEI.

   The following Unaudited Pro Forma Combined Condensed Financial Statements have been prepared from, and should be read in conjunction with, the historical financial statements and related notes thereto of Southern Union and PEI. See "Where You Can Find More Information" in the accompanying prospectus. The following Unaudited Pro Forma Combined Condensed Financial Statements are presented for purposes of illustration only in accordance with the assumptions set forth below and are not necessarily indicative of the financial position or operating results that would have occurred if the merger and the issuance of debt securities had been consummated on the dates as of which, or at the beginning of the period for which, the merger is being given effect nor is it necessarily indicative of the future operating results or financial position of the combined enterprise. The Unaudited Pro Forma Combined Condensed Financial Statements do not contain any adjustments to reflect cost savings or other synergies anticipated as a result of the merger.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                               September 30, 1999

                                   Historical               Pro Forma
                             ------------------------ -------------------------
                              Southern   Pennsylvania
                               Union     Enterprises,
                              Company        Inc.     Adjustments     Combined
                             ----------  ------------ -----------    ----------
                                         (thousands of dollars)
Property, plant and
 equipment.................  $1,130,034    $389,666    $     --      $1,519,700
Less accumulated
 depreciation and
 amortization..............    (376,440)   (102,467)         --        (478,907)
                             ----------    --------    ---------     ----------
                                753,594     287,199          --       1,040,793
Additional purchase cost
 assigned to utility plant,
 net.......................     133,275         --       259,453 (A)    392,728
                             ----------    --------    ---------     ----------
  Net property, plant and
   equipment...............     886,869     287,199      259,453      1,433,521
Current assets.............      84,672      60,183       29,924 (B)    174,779
Deferred charges...........      97,425      40,638        1,000 (C)    142,033
                                                           2,970 (D)
Investment securities......      13,413         --           --          13,413
Real estate and other......      15,251      32,936          --          48,187
                             ----------    --------    ---------     ----------
    Total..................  $1,097,630    $420,956    $ 293,347     $1,811,933
                             ==========    ========    =========     ==========
Common stockholders'
 equity....................  $  294,723    $137,832    $(137,832)(E) $  642,587
                                                         347,864 (F)
Company-obligated
 mandatorily redeemable
 preferred securities of
 subsidiary trust..........     100,000         --           --         100,000
Long-term debt and capital
 lease obligation..........     390,413      95,000      (50,000)(G)    735,413
                                                         300,000 (B)
                             ----------    --------    ---------     ----------
    Total capitalization...     785,136     232,832      460,032      1,478,000
Current liabilities........     164,848     109,666      (77,597)(G)    107,829
                                                          (4,985)(H)
                                                         (84,103)(I)
Deferred credits and
 other.....................      79,023      15,106          --          94,129
Accumulated deferred income
 taxes.....................      68,623      63,352          --         131,975
Commitments and
 contingencies.............
                             ----------    --------    ---------     ----------
    Total..................  $1,097,630    $420,956    $ 293,347     $1,811,933
                             ==========    ========    =========     ==========


   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                   For The Twelve Months Ended June 30, 1999

                                 Historical               Pro Forma
                           ------------------------ --------------------------
                            Southern   Pennsylvania
                             Union     Enterprises,
                            Company        Inc.     Adjustments      Combined
                           ----------  ------------ -----------     ----------
                            (thousands of dollars, except shares and per
                                           share amounts)
Operating revenues.......  $  605,231    $233,605   $      --       $  838,836
Cost of gas and other
 energy..................     342,301     145,319          --          487,620
                           ----------    --------   ----------      ----------
  Operating margin.......     262,930      88,286          --          351,216
                           ----------    --------   ----------      ----------
Operating expenses:
  Operating, maintenance
   and general...........     109,693      36,696          --          146,389
  Depreciation and
   amortization..........      41,855      10,291        6,486 (J)      58,632
  Taxes, other than on
   income................      46,535      12,415          --           58,950
                           ----------    --------   ----------      ----------
    Total operating
     expenses............     198,083      59,402        6,486         263,971
                           ----------    --------   ----------      ----------
    Net operating
     revenues............      64,847      28,884       (6,486)         87,245
                           ----------    --------   ----------      ----------
Other income (expenses):
  Interest...............     (35,999)    (11,395)     (24,882)(K)     (62,820)
                                                         9,456 (L)
  Dividends on preferred
   securities............      (9,480)        --           --           (9,480)
  Other, net.............      (1,814)      1,173          --             (641)
                           ----------    --------   ----------      ----------
    Total other expenses,
     net.................     (47,293)    (10,222)     (15,426)        (72,941)
                           ----------    --------   ----------      ----------
Earnings before income
 taxes...................      17,554      18,662      (21,912)         14,304
Federal and state income
 taxes (benefit).........       7,109       7,090       (5,399)(M)       8,800
                           ----------    --------   ----------      ----------
Net earnings before
 preferred stock dividend
 requirements............      10,445      11,572      (16,513)          5,504
Preferred stock dividend
 requirements............         --         (653)         653 (N)         --
                           ----------    --------   ----------      ----------
Net earnings available
 for common stock........  $   10,445    $ 10,919   $  (15,860)     $    5,504
                           ==========    ========   ==========      ==========
Net earnings per share:
  Basic..................  $     0.34                               $     0.11
                           ==========                               ==========
  Diluted................  $     0.32                               $     0.11
                           ==========                               ==========
Weighted average shares
 outstanding:
  Basic..................  30,894,613               17,663,686 (O)  48,558,299
                           ==========               ==========      ==========
  Diluted................  32,589,610               17,663,686 (O)  50,253,296
                           ==========               ==========      ==========


   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                 For The Three Months Ended September 30, 1999

                                 Historical               Pro Forma
                           ------------------------ --------------------------
                            Southern   Pennsylvania
                             Union     Enterprises,
                            Company        Inc.     Adjustments      Combined
                           ----------  ------------ -----------     ----------
                            (thousands of dollars, except shares and per
                                           share amounts)
Operating revenues.......  $   84,786    $31,854    $      --       $  116,640
Cost of gas and other
 energy..................      39,277     19,571           --           58,848
                           ----------    -------    ----------      ----------
  Operating margin.......      45,509     12,283           --           57,792
                           ----------    -------    ----------      ----------
Operating expenses:
  Operating, maintenance
   and general...........      25,264     10,247           --           35,511
  Depreciation and
   amortization..........      10,848      2,694         1,622 (J)      15,164
  Taxes, other than on
   income................       7,589      1,948           --            9,537
                           ----------    -------    ----------      ----------
    Total operating
     expenses............      43,701     14,889         1,622          60,212
                           ----------    -------    ----------      ----------
    Net operating
     revenues............       1,808     (2,606)       (1,622)         (2,420)
                           ----------    -------    ----------      ----------
Other income (expenses):
  Interest...............      (8,364)    (2,789)       (6,220)(K)     (15,009)
                                                         2,364 (L)
  Dividends on preferred
   securities............      (2,370)       --            --           (2,370)
  Other, net.............      (1,157)      (311)          --           (1,468)
                           ----------    -------    ----------      ----------
    Total other expenses,
     net.................     (11,891)    (3,100)       (3,856)        (18,847)
                           ----------    -------    ----------      ----------
Loss before income tax
 benefit.................     (10,083)    (5,706)       (5,478)        (21,267)
Federal and state income
 tax benefit.............      (3,983)    (2,358)       (1,350)(M)      (7,691)
                           ----------    -------    ----------      ----------
Net loss before preferred
 stock dividend
 requirements............      (6,100)    (3,348)       (4,128)        (13,576)
Preferred stock dividend
 requirements............         --         (52)           52 (N)         --
                           ----------    -------    ----------      ----------
Net loss available for
 common stock............  $   (6,100)   $(3,400)   $   (4,076)     $  (13,576)
                           ==========    =======    ==========      ==========
Net loss per share:
  Basic..................  $    (0.20)                              $    (0.28)
                           ==========                               ==========
  Diluted................  $    (0.20)                              $    (0.28)
                           ==========                               ==========
Weighted average shares
 outstanding:
  Basic..................  30,925,242               17,663,686 (O)  48,588,928
                           ==========               ==========      ==========
  Diluted................  31,214,696               17,663,686 (O)  48,878,382
                           ==========               ==========      ==========


   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Adjustments to the Unaudited Pro Forma Combined Condensed Balance Sheet

     (A) Reflects the estimated excess of the purchase price and other transaction costs over the historical cost of the regulated net assets and the estimated fair value of the non-regulated net assets of PEI.

     (B) Reflects issuance of long-term debt at an estimated annual interest rate of 8.25%. The long-term debt is assumed to be utilized: to finance the cash portion of the purchase of PEI common stock and settlement of PEI stock options; to refinance certain debt and related make whole provisions of PEI; to refinance certain short-term borrowings of Southern Union; to pay for certain acquisition costs of $5 million related to change of control agreements; to fund PEI's Director Retirement Plan, Director Deferred Compensation Plan and supplemental retirement benefits and the payments for severance benefits for certain PEI executives; and to pay various professional fees incurred in connection with the merger estimated to total $4 million. Excess cash of $30 million would be available after application of the net proceeds to the items previously noted. As a result of the application of net proceeds to reduce current short-term borrowings of Southern Union and the timing of seasonal borrowings, additional excess cash should be available in the future for general corporate use. See Note
  (O).

     (C) Reflects the costs incurred from make whole provisions from the refinancing of certain debt of PEI. These costs are amortized on a straight line basis over the life of the new debt.

     (D) Reflects the capitalization of estimated debt issuance costs associated with the long-term debt to be issued in connection with the merger as more specifically described in Note (B). These debt issue costs are amortized on a straight line basis over the life of the new debt.

     (E) Reflects the elimination of common stockholders' equity of PEI.

     (F) Reflects the issuance of Southern Union common stock to PEI stockholders. See Note (O).

     (G) Reflects refinancing of certain debt of PEI.

     (H) Reflects the repurchase of all of the PG Energy preferred stock prior to the closing of the merger.

     (I) Reflects refinancing of certain short-term borrowings under the revolving credit facility of Southern Union.

Adjustments to the Unaudited Pro Forma Combined Condensed Statements of
Operations

     (J) Reflects amortization of the estimated excess purchase price over the historical cost of the regulated net assets and the estimated fair value of the non-regulated net assets of PEI on a straight line basis over a 40-year period based on the estimated useful lives of these assets.

     (K) Reflects interest expense on issuance of long-term debt at an assumed estimated interest rate of 8.25%. The long-term debt is assumed to be utilized: to finance the cash portion of the purchase of PEI common stock and settlement of PEI stock options; to refinance certain debt and related make whole provisions of PEI; to refinance certain short-term borrowings of Southern Union; to pay for certain acquisition costs of $5 million related to change of control agreements; to fund PEI's Director Retirement Plan, Director Deferred Compensation Plan and supplemental retirement benefits and the payments for severance benefits for certain PEI executives; and to pay various professional fees incurred in connection with the merger estimated to total $4 million.

     (L) Reflects the elimination of historical interest expense of PEI and Southern Union as a result of refinancing certain debt in connection with the merger. See Notes (B), (G) and (I).

     (M) Reflects the income tax consequences at the federal statutory rate of the pro forma adjustments after excluding nondeductible goodwill amortization.

     (N) Reflects the elimination of preferred stock dividend requirement due to the repurchase of all outstanding PG Energy preferred stock prior to the closing of the merger.

     (O) Reflects the issuance of Southern Union common stock to PEI stockholders at an exchange ratio of 1.62488 based on an average trading price of $19.69375 for Southern Union common stock for the ten trading-day period ending on October 27, 1999. The actual exchange ratio will be based upon the average closing price per share for Southern Union common stock for the ten trading-day period ending on the third full trading day before the day the PEI merger is completed. All PEI stock options are assumed to be settled in cash based on the difference between the total merger consideration per share of $35.00 and the exercise price of such stock options.

                          DESCRIPTION OF SENIOR NOTES

   We will issue the senior notes under the Indenture, dated as of January 31, 1994 (the "Indenture"), between us and The Chase Manhattan Bank, as Trustee. The Indenture is more fully described under the caption "Description of Debt Securities" in the accompanying prospectus. The following description of the particular terms of the senior notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of our debt securities included in the accompanying prospectus under the caption "Description of the Debt Securities." The senior notes are part of the $400,000,000 aggregate principal amount of debt securities we registered under the Securities Act of 1933, on October 26, 1999. The senior notes initially will be limited to an aggregate principal amount of $300,000,000. However, the Indenture does not limit the amount of additional debt that may be incurred by us. We may also "reopen" any series of debt securities and issue additional securities of that series, provided that debt securities of the same series must all have the same terms, including interest rate, maturity and covenants.

General

   The senior notes will bear interest at the annual rate stated on the cover page of this prospectus supplement. Interest will be payable on May 15 and November 15, beginning on May 15, 2000. Interest on the senior notes will accrue from November 3, 1999. Interest will be paid to the person in whose name a senior note is registered at the close of business on the preceding May 1 and November 1, respectively, subject to certain exceptions. The senior notes will mature on November 15, 2029.

Defeasance

   The defeasance provisions described under "Description of the Debt Securities--Defeasance" in the accompanying prospectus will apply to the senior notes.

Denominations

   The senior notes will be issued in global form in denominations of $1,000 and integral multiples of $1,000.

Ranking of Senior Notes

   The senior notes will be our senior unsecured obligations and will rank equally in right of payment with each other and our other unsecured and unsubordinated obligations, including our 7.60% Senior Notes due 2024 (the "2024 Notes"). The senior notes will rank equally with all of our other unsecured indebtedness, except that the senior notes will be senior in right of payment to any subordinated indebtedness which states in its terms that it is subordinate to our senior debt securities.

Covenants

   In addition to the covenants contained in the Indenture, and described in the accompanying prospectus, the senior notes will also include the additional covenants discussed below under "Limitations on Restricted Payments," "Restriction on Transfer of Assets," and "Limitation on Transactions with Affiliates" (the "Additional Covenants"). The Additional Covenants are the same covenants that are applicable to our 2024 Notes. In the event that any or all of the Additional Covenants are no longer applicable to the 2024 Notes (whether by way of defeasance, amendment or discharge), the corresponding covenants will also cease to be applicable to the senior notes.

 Limitations on Restricted Payments

   We will not (and, with respect to clause (2) below will not permit any of our subsidiaries to) directly or indirectly:

     (1) declare or pay any dividend on, or make any distribution to the holders of, any shares of our capital stock with the exception of dividends and distributions payable solely in (A) shares of our capital stock other than redeemable stock or (B) options, warrants or other rights to acquire our capital stock other than redeemable stock; or

     (2) purchase, redeem or otherwise acquire or retire for consideration any shares of capital stock;

(the acts described in clauses (1) and (2) above are each referred to in this section as a "restricted payment") unless, at the time of and after giving effect to such restricted payment, the following conditions are met:

     (A) no default or event of default as described in the prospectus accompanying this prospectus supplement has occurred and is continuing; and

     (B) the aggregate amount of all such restricted payments at the time of such restricted payment does not exceed the sum of:

       (x) 50% of our cumulative consolidated net income measured from January 31, 1994 (the date of the Indenture) through March 31, 1998 (the "cut-off date") (or, if our consolidated net income is a loss during that period, minus 100% of such loss) and 100% of our cumulative consolidated net income after the cut-off date (or, if our consolidated net income is a loss during that period, minus 100% of such loss), plus

       (y) the aggregate net proceeds to us from sales of our capital stock (other than redeemable stock and capital stock sold to a subsidiary) after January 31, 1994.

 Restriction on Transfer of Assets

   We will not sell, convey, transfer or otherwise dispose of our assets or property to any of our subsidiaries, except for:

     (1) sales, conveyances, transfers or other dispositions of assets or property acquired by us after January 31, 1994 (the date of the Indenture);

     (2) sales, conveyances, transfers or other dispositions of Existing
  Assets:

       (A) with a net book value that, when aggregated with all other transfers by us since January 31, 1994, less the net book value of Existing Assets transferred to us from our subsidiaries, would not exceed 10% of our Consolidated Assets; or

       (B) to any of our subsidiaries if that subsidiary simultaneously with the sale, conveyance, transfer or other disposition executes and delivers a supplemental indenture to the Indenture providing for the guarantee of payment of the senior notes by that subsidiary, which guarantee shall be senior to any guarantee of that subsidiary of subordinated debt, and will rank equally with any other debt of that subsidiary that is not subordinated to any of its other debt or guarantees; and

     (3) sales, conveyances, transfers or other dispositions of Disposable Assets that would not exceed 10% of our Consolidated Assets.

   Any guarantee by a subsidiary of the senior notes as described in paragraph
(2)(B) above will be automatically and unconditionally released and discharged:

     (1) on the date that the net book value of the Existing Assets held by us is greater than 90% of Consolidated Assets; or

     (2) upon any sale, exchange or transfer to any non-affiliated entity of all of our stock in, or all or substantially all the assets of, the subsidiary providing that guarantee.

   "Consolidated Assets" means the net book value of the Existing Assets shown on our balance sheet, as determined in accordance with generally accepted accounting principles (GAAP) consistently applied, as of December 31, 1993 (the last day of the last fiscal quarter prior to January 31, 1994).

   "Disposable Assets" means our general plant and all of our assets primarily used in the natural gas vehicular fuels business.

   "Existing Assets" means the assets and other property held by us (and not held by any of our subsidiaries) as of December 31, 1993, plus any assets held by us (and not by our subsidiaries) irrevocably designated by us as Existing Assets.

 Limitation on Transactions with Affiliates

   We will not, and will not permit any of our subsidiaries to, enter into any transactions with any of our affiliates unless:

     (1) those transactions are between us and any of our wholly owned subsidiaries; or

     (2) (A) terms of those transactions are no less favorable to us or our subsidiary than the terms which could be obtained by us or that subsidiary in a comparable transaction made on an arm's-length basis between unaffiliated parties; and

     (B) a majority of our disinterested directors determines by board resolution that those transactions meet the criteria set forth in clause
  (2)(A) above.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in a purchase agreement among Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Chase Securities Inc. and Credit Lyonnais Securities (USA) Inc., as underwriters, and us, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the senior notes set forth opposite their names below. The purchase agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that when such conditions are satisfied the underwriters will be obligated to purchase all of the senior notes.

                                                                    Principal
                                                                    Amount of
     Underwriter                                                   Senior Notes
     -----------                                                   ------------
Donaldson, Lufkin & Jenrette Securities Corporation............... $105,000,000
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.............................................  105,000,000
Banc of America Securities LLC....................................   30,000,000
Chase Securities Inc..............................................   30,000,000
Credit Lyonnais Securities (USA) Inc..............................   30,000,000
                                                                   ------------
     Total........................................................ $300,000,000
                                                                   ============

   The underwriters have advised us that they propose initially to offer the senior notes to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of .5% of the principal amount of the senior notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the senior notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   The senior notes are new issues of securities, and there is currently no established trading market for the senior notes. In addition, we do not intend to apply for the senior notes to be listed on any securities exchange or to arrange for the senior notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the senior notes, but they are not obligated to do so. The underwriters may discontinue any market making in the senior notes at any time without notice. We can give you no assurance as to the liquidity of, or any trading market for, the senior notes.

   In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the senior notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the senior notes. If the underwriters create a short position in the senior notes in connection with this offering, that is, if they sell a greater aggregate principal amount of senior notes than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing senior notes in the open market. In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

   Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the senior notes. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once begun, will not be discontinued without notice.

   We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

   We estimate that our total expenses in connection with the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

   It is expected that delivery of the senior notes will be made against payment on the senior notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which is the fifth business day following the pricing of the senior notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade senior notes on the date of this prospectus supplement will be required, by virtue of the fact that the senior notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of senior notes who wish to trade senior notes on the date of this prospectus supplement should consult their own advisor.

   Certain of the underwriters or their affiliates engage in various general financing and banking transactions with us. In particular, an affiliate of Chase Securities Inc. is the administrative agent and a lender under our revolving credit facilities and affiliates of Banc of America Securities LLC and Credit Lyonnais Securities (USA) Inc. are lenders under our revolving credit facilities. A portion of the outstanding amounts under these facilities will be repaid with the net proceeds of the offering. Because more than 10% of the net proceeds of the offering will be paid to affiliates of the underwriters, the offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. The Chase Manhattan Bank, the Trustee under the Indenture, is an affiliate of Chase Securities Inc.

                                 LEGAL MATTERS

   The validity of the senior notes will be passed upon for us by Fleischman and Walsh, L.L.P., Washington, D. C. Aaron I. Fleischman, Senior Partner of Fleischman and Walsh, L.L.P., is a director of Southern Union. Mr. Fleischman, Fleischman and Walsh, L.L.P., and other attorneys in that firm beneficially own shares of common stock that, in the aggregate, represent less than two percent (2%) of the shares of our outstanding common stock. Various legal matters relating to the offering will be passed on for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                  $400,000,000

                             Southern Union Company

            Senior Debt Securities and Subordinated Debt Securities

Southern Union Company may offer and sell in one or more offerings:

 . unsecured senior debt securities consisting of debentures, notes or other evidence of indebtedness in one or more series, and

 . unsecured subordinated debt securities consisting of debentures, notes or other evidence of indebtedness in one or more series.

Southern Union's obligations under the subordinated debt securities will be subordinate and junior in right of payment to certain other indebtedness of Southern Union.

The aggregate initial offering price of the securities that we offer by this prospectus will not exceed $400,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

We will provide the specific terms of the securities in supplements to this prospectus. You should read the prospectus and the prospectus supplements carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is October 26, 1999.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (SEC) utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell different types of securities described in this prospectus in one or more offerings up to a total offering amount of $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

   In this prospectus, references to "Southern Union Company," "we," "us" and "our" mean Southern Union Company.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

   We have made statements in this prospectus, the accompanying prospectus supplement and in documents that are incorporated by reference into this document that constitute forward-looking statements. These statements are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of our operations. These statements may relate to, but are not limited to, information or assumptions about earnings per share, capital and other expenditures, dividends, financing plans, capital structure, cash flow, pending legal proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, management's plans, goals and objectives for future operations and growth and markets for our common stock. These forward-looking statements generally are accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect," "should" or similar expressions. You should understand that these forward-looking statements are necessary estimates reflecting the best judgment of our senior management, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

   Important factors that could cause actual results to differ materially from estimates or projections contained in forward-looking statements include, among others, the following:

  .  the timing and extent of changes in commodity prices;

  .  gas sales volumes;

  . weather conditions and other natural phenomena in our service territories;

  . the achievement of operating efficiencies and the purchase and implementation of new technologies for attaining such efficiencies;

  .  impact of relations with labor unions of bargaining-unit employees;

  .  the receipt of timely and adequate rate relief;

  .  the outcome of pending and future litigation;

  . governmental regulations and proceedings affecting the companies, including the restructuring of the natural gas industry in Pennsylvania, Texas, Missouri and Florida;

  .  the impact of any year 2000 disruption;

  . the risk that we may not fully realize the benefits expected to result from the merger of Pennsylvania Enterprises, Inc. ("PEI") into Southern Union; and

  . the risk that PEI's businesses may not be successfully integrated with our businesses.

   The nature and impact of any extraordinary transactions such as any acquisition or divestiture of a business unit or any assets may also cause actual results to differ materially from estimates or projections contained in forward-looking statements. Our strategic plan is to increase the scale of our operations and the size of our customer base by pursuing and consummating future business combination transactions. Acquisitions may require substantial additional financial expenditures that will need to be financed through cash flow from operations or future debt and equity offerings. The availability and terms of any such financing sources will depend upon various factors and conditions such as our cash flow and earnings, our resulting capital structure, credit ratings and conditions in financial capital markets at the time of any such offering. Any future acquisitions and related financing arrangements or debt assumptions would likely increase our aggregate indebtedness, and may increase the portion of our total capitalization represented by debt. Acquisitions and financings will also affect our results due to factors such as our ability to realize any anticipated benefits from such transactions, successful integration of new and different operations and businesses, effects of different regional economic and weather conditions, and the extent of any related debt financing.

   These are representative of the factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions, and general economic conditions, including interest rate fluctuations, federal, state and local laws and regulations affecting the retail gas industry or the energy industry generally, and other factors.

   Other factors that could cause actual results to differ materially from estimates and projections contained in forward-looking statements are described in the documents that have been incorporated by reference into this document. You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, or, in the case of documents incorporated by reference, the date of those documents.

   All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We will not release publicly any revisions to these forward-looking statements reflecting events or circumstances after the date of this prospectus or reflecting the occurrence of unanticipated events, unless the securities laws require us to do so.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

   In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). PEI also files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

   Public Reference Room        New York Regional Office       Chicago Regional Office
         Room 1024                      Suite 100                  Citicorp Center
   450 Fifth Street, N.W.         7 World Trade Center               Suite 1400
   Washington, D.C. 20549       New York, New York 10048       500 West Madison Street
                                                            Chicago, Illinois 60661-2511

   You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including

Southern Union Company, who file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of The New York Stock Exchange, Inc., located at 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document.

   We incorporate by reference the documents listed below that we have previously filed with the SEC, including documents incorporated by reference in those documents, such as PEI's Annual Report on Form 10-K for the year ended December 31, 1998. They contain important information about us, PEI and the financial condition of our company and PEI.

SEC FILINGS (FILE NO. 1-6407)               DESCRIPTION OR PERIOD/AS OF DATE
-----------------------------               --------------------------------
Annual Report on Form 10-K                  Year ended June 30, 1999
Definitive Proxy Statement on Schedule 14A  Definitive Proxy Statement relating to the
                                            1999 Annual Meeting of Stockholders (filed
                                            on September 17, 1999)
Current Report on Form 8-K                  Filed October 8, 1999
Quarterly Report on Form 10-Q               Period ended September 30, 1999

   We incorporate by reference additional documents that we may file with the SEC until all of the securities offered by this prospectus have been sold. These documents include periodic reports, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   You can obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from us at the following address:

                            Attention: George Yankowski
                            Director of Investor Relations
                            Southern Union Company
                            504 Lavaca Street, Eighth Floor
                            Austin, Texas 78701
                            Telephone No.: (512) 477-5852

   WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS DOCUMENT OR IN OUR DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

   IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS DOCUMENT, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE ACTIVITIES, THEN THE OFFER PRESENTED BY THIS DOCUMENT DOES NOT EXTEND TO YOU.

   THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

                             SOUTHERN UNION COMPANY

   We principally operate as a natural gas distributor through our divisions Southern Union Gas, Missouri Gas Energy and Atlantic Utilities. Southern Union Gas is headquartered in Austin, Texas and serves 513,000 customers in Texas, including the cities of Austin, El Paso, Brownsville, Galveston, Harlingen, McAllen and Port Arthur. Missouri Gas Energy is headquartered in Kansas City, Missouri and serves about 484,000 customers in Kansas City, St. Joseph, Joplin, Monett and other cities and locations in central and western Missouri. Atlantic Utilities does business under the name South Florida Natural Gas. South Florida Natural Gas is headquartered in New Smyrna Beach, Florida and serves about 4,400 customers in the cities of New Smyrna Beach and Edgewater, Volusia County and other locations in central Florida.

   We have created subsidiaries to support and expand our natural gas sales and to capitalize on our gas energy expertise. Our subsidiaries market natural gas to end-users, operate natural gas pipeline systems, distribute propane and sell commercial gas air conditioning and other gas-fired engine-driven applications. By providing "one-stop shopping," we can serve our customers' particular energy needs. Some of our subsidiaries hold investments in real estate and other assets used mainly in our utility business.

   We are a sales and market-driven energy company. Our management is committed to achieving profitable growth of our natural gas energy businesses in an increasingly competitive business environment. Our strategies for achieving these objectives are:

  . promoting new sales opportunities and markets for natural gas and propane;

  .  enhancing financial and operating performance;

  .  further development of existing systems; and

  .  selectively acquiring new systems.

  Our management develops and continually evaluates these strategies, by applying its experience and expertise in analyzing the energy industry, technological advances, market opportunities and general business trends. Each of these strategies reflects our commitment to our core business of selling and transporting natural gas.

   We have a goal of planned growth and expansion in or related to the utilities industry in a manner designed to consider the interests of our stockholders, debt holders, customers and regulators. Our management and board of directors will determine the nature and location of any such properties, the structure of any acquisitions and the method of financing any expansion or growth. See "Cautionary Statement Regarding Forward-Looking Statements."

   Our corporate headquarters are located at 504 Lavaca Street, Suite 800, Austin, Texas 78701, and our telephone number is (512) 477-5852.

                                USE OF PROCEEDS

   We intend to add the net proceeds from the sale of the debt securities offered by this prospectus to our general funds to be used for general corporate purposes, including:

  . repurchases of outstanding long-term debt securities including those of any company that we acquire or that combines with us;

  . repayment of other borrowings, including short-term borrowings, under bank credit agreements;

  . funding for the cash portion of the consideration we pay to acquire any company or when any company combines with us; or

  .  as otherwise disclosed in any supplement to this prospectus.

We may invest any funds we do not require immediately in marketable securities and short-term investments.

                       DESCRIPTION OF THE DEBT SECURITIES

General

   This is a description of the general terms and provisions of the debt securities. The particular terms of the debt securities will be described in a prospectus supplement relating to those securities.

   The debt securities may be issued in one or more series and will be either senior debt securities or subordinated debt securities. Senior debt securities will be issued under the senior debt securities indenture, dated as of January 31, 1994, between us and The Chase Manhattan Bank, as the senior debt securities trustee. The subordinated debt securities will be issued under the subordinated debt securities indenture, dated as of May 10, 1995, between us and The Chase Manhattan Bank, as the subordinated debt securities trustee. The senior debt securities indenture and the subordinated debt securities indenture will each be called an "indenture" and together the "indentures." The senior debt securities trustee and the subordinated debt securities trustee will each be called a "trustee" and together the "trustees."

   We have summarized selected provisions of the debt securities and the indentures below. These descriptions only summarize material provisions of the indentures. We have not restated the entire agreements. We urge you to read each indenture because each one, and not this description, defines your rights as a holder of our debt securities. Copies of the indentures are filed as exhibits to the registration statement that includes this prospectus.

   The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt securities. The general summary that follows applies to both our senior debt securities and our subordinated debt securities except when we specifically say the information applies to one or the other.

   The indentures provide that the debt securities may be issued from time to time in one or more series, and that debt securities of any one series may be issued at different times. A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offered debt securities. These terms will include some or all of the following:

  .  the title and type of the debt securities;

  . the total principal amount of the debt securities and the currency, if other than U. S. dollars, in which such notes are denominated;

  . the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

  . the dates on which the principal of the debt securities will be payable and the terms on which any such maturity date may be extended;

  . the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

  .  any optional redemption periods;

  . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

  .  any changes to or additional events of default or covenants;

  . any special tax implications of the debt securities, including provisions for original issue discount securities, if offered;

  . restrictions on the declaration of dividends on our capital stock (other than dividends in such stock) or requiring the maintenance of any asset ratio or the creation or maintenance of reserves; and

  .  any other terms of the debt securities.

   The indentures do not limit the aggregate principal amount of debt securities that we may issue pursuant to those indentures. The indentures do not contain any provisions that would limit our ability to incur debt. The indentures do not contain any provisions that protect the holders of the debt securities in the event that we engage in a highly leveraged transaction or other transaction in connection with a takeover attempt. Such a transaction could result in a decline in the credit rating of the debt securities. If a particular series of the debt securities has a provision providing protection to the holders of the debt securities in the event of a highly leveraged or other transaction in the event of a takeover attempt, it will be described in the prospectus supplement relating to that series of debt securities.

   Under the indentures, we have the ability to issue debt securities with terms different from those of debt securities already issued, without the consent of the holders of any previously issued series of debt securities.

   Debt securities of a series may be issued in registered, bearer, coupon or global form.

Denominations

   The prospectus supplement for each issuance of debt securities will state whether the securities will be issued in registered form of $1,000 each or multiples of $1,000 or such lesser amount as may be indicated in a prospectus supplement for a specific series of debt securities, or bearer form of $5,000 each, or global form.

Ranking of Senior Debt Securities

   The senior debt securities will rank equally with all of our other unsecured indebtedness, except that the senior debt securities will be senior in right of payment to any subordinated indebtedness which states in its terms that it is subordinate to the senior debt securities.

Subordination

   The subordinated debt securities will be subordinated and junior in right of payment to certain other of our indebtedness to the extent described in the prospectus supplement for those subordinated debt securities.

Covenants

   Under the indentures, we will:

  . pay the principal of, and interest and any premium on, the debt securities when due;

  .  maintain a place of payment;

  . deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

  . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Consolidations, Mergers and Sales

   The indentures provide that we will not consolidate with or merge with or into any other entity, or convey, transfer or lease, or permit one or more of our subsidiaries to convey, transfer or lease, all or substantially all of our properties and assets on a consolidated basis to any entity, unless:

  . either we are the continuing corporation or such corporation or entity assumes by supplemental indenture all of our obligations under the indentures and the debt securities;

  . no default or event of default is existing immediately after the transaction; and

  . the surviving entity is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state of the United States or the District of Columbia.

Liens

   Pursuant to the indentures, we will not, and we will not permit any subsidiary to, create, incur, issue or assume any debt secured by any lien on any property or assets owned by us or any of our subsidiaries, and we will not, and we will not permit any of our subsidiaries to, create, incur, issue or assume any debt secured by any lien on any shares of stock or debt of any subsidiary (such shares of stock or debt of any subsidiary being called "restricted securities"), unless

  . in the case of new debt which is expressly by its terms subordinate or junior in right of payment to the applicable series of debt securities, the applicable series of debt securities are secured by a lien on such property or assets that is senior to the new lien with the same relative priority as such subordinated debt has with respect to the applicable series of debt securities; or

  . in the case of liens securing new debt that is ranked equally with the applicable series of debt securities, the applicable series of debt securities are secured by a lien on such property or assets that is equal and ratable with the new lien, except that any lien securing such debt securities may be junior to any lien on our accounts receivable, inventory and related contract rights securing debt under our revolving credit facility.

   These restrictions do not prohibit us from creating the following:

     (i) Any liens on any of our property, assets or restricted securities or those of any subsidiary existing as of the date of the first issuance by us of the applicable debt securities issued pursuant to an indenture, or such other date as may be specified in a prospectus supplement for an applicable series of debt securities issued pursuant to an indenture, subject to the provisions of subsection (viii) below;

     (ii) Liens on any property or assets or restricted securities of any corporation existing at the time such corporation becomes a subsidiary, or arising after such time (a) otherwise than in connection with the borrowing of money arranged after the corporation became a subsidiary and (b) pursuant to contractual commitments entered into prior to and not in contemplation of such corporation becoming a subsidiary;

     (iii) Liens on any of our property, assets or restricted securities or those of any subsidiary existing at the time of acquisition of such property, assets or securing the payment of all or any part of the purchase price or construction cost of such property, assets or restricted securities, or securing any debt incurred prior to, at the time of or within 120 days after the later of the date of the acquisition of such property, assets or restricted securities or the completion of any such construction, for the purpose of financing all or any part of the purchase price or construction cost;

     (iv) Liens on any property or assets to secure all or any part of the cost of development, operation, construction, alteration, repair or improvement of all or any part of such property or assets or to secure debt incurred by us or any of our subsidiaries prior to, at the time of or within 120 days after, the completion of such development, operation, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any related costs;

     (v) Liens in favor of the trustee for the benefit of the holders and subsequent holders of the debt securities securing the debt securities;

     (vi) Liens secured by any of our property or assets or those of any subsidiary that comprise no more than 20% of Consolidated Net Tangible Assets (as defined under "Certain Definitions" below);

     (vii) Liens which secure senior indebtedness owing by a subsidiary to us or to another subsidiary; and

     (viii) Any extension, renewal, substitution or replacement in whole or in part, of any of the liens referred to in paragraphs (i) through (vii) above or the debt secured by the liens; provided that:

       (a) such extension, renewal, substitution or replacement lien will be limited to all or any part of the same property, assets or restricted securities that secured the prior lien plus improvements on such property and plus any other property or assets not then owned by us or one of our subsidiaries or constituting restricted securities; and

       (b) in the case of items (i) through (iii) above, the debt secured by such lien at such time is not increased.

If we give a guarantee that is secured by a lien on any property or assets or restricted securities, or we create a lien on any property or assets or restricted securities to secure debt that existed prior to the creation of such lien, the indentures will deem that we have created debt in an amount equal to the principal amount guaranteed or secured by such lien. The amount of debt secured by liens on property, assets and restricted securities will be computed without cumulating the indebtedness with any guarantee or lien securing the same indebtedness.

Limitation on Sale and Leaseback Transactions

   The indentures also provide that we will not, nor will we permit any of our subsidiaries to, engage in a sale-leaseback transaction, unless:

     (i) the sale-leaseback transaction involves a lease for a period, including renewals, of not more than three years;

     (ii) we or any of our subsidiaries, within 180 days after such sale-leaseback transaction, apply or cause to be applied an amount not less than the net sale proceeds from such sale-leaseback transaction to the repayment, redemption or retirement of our funded debt or funded debt of any such subsidiary; or

     (iii) the Attributable Debt (as defined below under "Certain Definitions") from such sale-leaseback transaction, together with all other sale and leaseback transactions entered into after the date of the first issuance by us of debt securities pursuant to the indenture other than sale-leaseback transactions permitted by clauses (i) and (ii) above does not exceed 20% of our Consolidated Net Tangible Assets (as defined below under "Certain Definitions" below).

Events of Default

   The indentures provide that any one of the following events is an event of default:

  . failure to pay any interest or any additional amounts due on any debt security, or of any coupon, for 30 days;

  . failure to pay the principal of or any premium on any debt security when due, whether at maturity, upon redemption, by declaration or otherwise;

  . failure to perform any other covenant or agreement in the indenture which continues for 60 days after written notice is given to us by the trustee or the holders of at least 25% of the outstanding debt securities of that series;

  . cross-acceleration of our other debt in excess of 10% of our consolidated net worth;

  . certain events in any bankruptcy, insolvency or reorganization of our company;

  . any other event of default listed in the indenture for debt securities of that series.

   We are required to file annually with the trustee an officer's certificate as to our compliance with all conditions and covenants under each indenture. Each indenture permits the trustee to withhold notice to the holders of debt securities of any default, except in the case of a failure to pay the principal of (or premium, if any), or interest on, any debt securities or the payment of any sinking fund installment with respect to such securities, if the trustee considers it in the interest of the holders of debt securities to do so.

   If an event of default, other than certain events with respect to our bankruptcy, insolvency and reorganization or that of any of our significant subsidiaries, occurs and is continuing with respect to debt securities, the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare the outstanding debt securities of that series due and payable immediately. If our bankruptcy, insolvency or reorganization, or that of any of our significant subsidiaries, causes an event of default for debt securities of a particular series, then the principal of all the outstanding debt securities of that series, and accrued and unpaid interest thereon, will automatically be due and payable without any act on the part of the trustee or any holder.

   If an event of default with respect to debt securities of a particular series occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders of debt securities of such series (other than certain duties listed in the indenture), unless such holders offer to the trustee reasonable indemnity and security against the costs, expenses and liabilities that might be incurred by the trustee to comply with the holders' request. If they provide this indemnity to the trustee, the holders of a majority in principal amount of the outstanding debt securities of such series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the applicable indenture, or exercising any trust or power given to the trustee with respect to the debt securities of that series. The trustee may refuse to follow directions in conflict with law or the indenture that may subject the trustee to personal liability or may be unduly prejudicial to holders not joining in such directions.

   The holders of not less than a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all the debt securities of such series and any related coupons, waive any past default under the applicable indenture with respect to such series and its consequences, except a default:

  . in the payment of the principal of (or premium, if any) or interest on or additional amounts payable in respect of any debt security of such series unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and any applicable premium has been deposited with the trustee; or

  . in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected by the modification or amendment.

Modification or Waiver

   We and the applicable trustee may modify and amend the indentures with the consent of the holders of not less than a majority in principal amount of all outstanding indenture securities or any series that is affected by such modification or amendment. The consent of the holder of each outstanding debt security of a series is required in order to:

  . change the stated maturity of the principal of (or premium, if any), or any installment of principal or interest on any debt security of such series;

  . reduce the principal amount or the rate of interest on or any additional amounts payable, or any premium payable upon the redemption of such series;

  . change our obligation to pay additional amounts in respect of any debt security of such series;

  . reduce the amount of principal of a debt security that is an original issue discount security and would be due and payable upon a declaration of acceleration of the maturity of that debt security;

  . adversely affect any right of repayment at the option of the holder of any debt security of such series;

  . change the place or currency of payment of principal of, or any premium or interest on, any debt security of such series;

  . impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of the debt security or any redemption date or repayment date for the debt security;

  . reduce the percentage of holders of outstanding debt securities of such series necessary to modify or amend the indenture or to consent to any waiver under the indenture or reduce the requirements for voting or quorum described below;

  .  modify the change of control provisions, if any;

  . reduce the percentage of outstanding debt securities of such series necessary to waive any past default; or

  .  modify any of the above requirements.

   We and the applicable trustee may modify and amend an indenture without the consent of any holder for the following purposes:

  . to evidence the succession of another entity to us as obligor under an indenture;

  . to add to our covenants for the benefit of the holders of all or any series of debt securities;

  . to add events of default for the benefit of the holders of all or any series of debt securities;

  . to add or change any provisions of the applicable indenture to facilitate the issuance of bearer securities;

  . to change or eliminate any provisions of the applicable indenture but only if any such change or elimination will become effective only when there are no outstanding debt securities of any series created prior to the change or elimination that is entitled to the benefit of such provision;

  . to establish the form or terms of debt securities of any series and any related coupons;

  .  to secure the debt securities;

  . to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the applicable indenture by more than one trustee; and

  . to change the applicable indenture with respect to the authentication and delivery of additional series of debt securities, in order to cure any ambiguity, defect or inconsistency in the applicable indenture, but only if such action does not adversely affect the interest of holders of debt securities of any series in any material respect.

   Each indenture contains provisions for convening meetings of the holders of debt securities of a series if debt securities of that series are issuable as bearer securities. A meeting may be called at any time by the applicable trustee and also by such trustee pursuant to a request made to the trustee by us or the holders of at least 10% in principal amount of the debt securities of such series outstanding. In any case, notice must be given as provided in the applicable indenture. Any resolution presented at a meeting or duly reconvened adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the debt securities of that series, except for any consent that must be given by the holder of each debt security affected, as described above in this section. Any resolution passed or decision made in accordance with the applicable indenture at any duly held meeting of holders of debt securities of any series will be binding on all holders of the debt securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will consist of persons entitled to vote a majority in principal amount of the debt securities of a series outstanding, unless a specified percentage in principal amount of the debt securities of a series outstanding is required for the consent or waiver, then the persons entitled to vote such specified percentage in principal amount of the outstanding debt securities of such series will constitute a quorum. However, if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected, or of the holders of such series of debt securities and one or more additional series, then:

  .  there will be no minimum quorum requirement for such meeting; and

  . the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action will be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the applicable indenture.

Defeasance

   We will be discharged from our obligations on the senior debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

   Under U.S. federal income tax laws as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors should seek tax advice to determine their particular consequences of a discharge, including the applicability and effect of tax laws other than the U.S. federal income tax laws.

Financial Information

   While any of the debt securities are outstanding, we will file with the SEC, to the extent permitted under the Exchange Act, the annual reports, quarterly reports and other documents otherwise required to be filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act even if we stop being subject to those sections, and we will also provide to all holders and file with the trustees copies of such reports and documents within 15 days after filing them with the SEC or, if our filing such reports and documents with the SEC is not permitted under the Exchange Act, within 15 days after we would have been required to file such reports and documents if permitted, in each case at our cost.

Certain Definitions

   "Attributable Debt" means, with respect to a lease under which any entity is liable for a term of more than 12 months, the total net amount of rent required to be paid by the entity under such lease during the remaining term (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates of the rent to the date that the Attributable Debt is being determined at a rate equal to the weighted average of the interest rates borne by the outstanding debt securities, compounded monthly. The net amount of rent required to be paid under any lease for any such period will be the aggregate amount of the rent payable by the lessee with respect to such period after excluding any amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount of rent will include the lesser of (i) the total discounted net amount of rent required to be paid from the later of the first date upon which such lease may be so terminated or the date of the determination of such net amount of rent, and (ii) the amount of such penalty (in which event no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated).

   "Consolidated Net Tangible Assets" means the total amount of our assets and those of our consolidated subsidiaries (less applicable reserves and other properly deductible items) after deducting (i) all current liabilities (excluding any current liabilities that are by their terms extendible or renewable at the option of the obligor to a time more than 12 months after the time as of which the amount of the Consolidated Net Tangible Assets is being computed) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

Payment, Registration and Transfer

   Unless we specify otherwise in a prospectus supplement, we will pay principal, interest and any premium on the debt securities, and they may be surrendered for payment or transferred, at the offices of the trustees. We will make payment on registered securities by checks mailed to the persons in whose names the debt securities are registered or by transfer to an account maintained by the registered holder on days specified in the indentures or any prospectus supplement. If we make debt securities payments in other forms, we will specify the form and place in a prospectus supplement.

   We will maintain a corporate trust office of the trustee or another office or agency for the purpose of transferring or exchanging fully registered securities, without the payment of any service charge except for any tax or governmental charge.

   The debt securities may be issued as registered securities or bearer securities. Registered securities will be securities recorded in the securities register kept at the corporate office of the trustee for the trust that issued that series of securities. A bearer security is any debt security other than a registered security. Registered securities will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor in different authorized denominations. If (but only if) provided for in any prospectus supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest. Interest will not be payable on such date on the registered security issued in exchange for such bearer security but will be payable only to the holder of such coupon when due, in accordance with the terms of the indenture. Unless otherwise specified in any prospectus supplement, bearer securities will not be issued in exchange for registered securities.

   In the event of any redemption of debt securities, we will not be required to:

  . issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on (a) the day of mailing of the relevant notice of redemption if debt securities of the series are issuable only as registered securities, (b) the day of mailing of the relevant notice of redemption if the debt securities of the series are also issuable as registered securities and there is no publication, and
     (c) the day of the first publication of the relevant notice of redemption if the debt securities are issuable as bearer securities.

  . register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

  . exchange any bearer security selected for redemption, except to exchange such bearer security for a registered security of that series and like tenor that simultaneously is surrendered for redemption; or

  . issue, register the transfer of or exchange any debt securities that have been surrendered for repayment at the option of the holder, except any portion not to be repaid.

Global Securities

   We may issue one or more series of the debt securities as permanent global debt securities deposited with a depositary. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (DTC) acts as depositary.

   Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

   Ownership of beneficial interests in a global debt security is limited to participants that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

   We will make payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

   Neither we, any trustee, nor any of our respective agents, will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

   A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Exchange Act;

  . we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

  . there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

   Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and integral multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

   Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

   We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

   DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Governing Law

   The debt securities and the indentures will be governed by, and interpreted in accordance with, the laws of the State of New York.

Information Concerning the Trustees

   The subordinated debt securities trustee, prior to a default, will perform only the duties specifically described in the subordinated debt securities indenture. After a default, the subordinated debt securities trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The subordinated debt securities trustee is under no obligation to exercise any of the powers vested in it by the subordinated debt securities indenture at the request of any holder of subordinated debt securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities that the trustee might incur in exercising those powers. The subordinated debt securities trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the subordinated debt securities trustee reasonably believes that it may not receive repayment or adequate indemnity.

                              PLAN OF DISTRIBUTION

   We may sell any series of the debt securities to or through underwriters or dealers, directly to purchasers, or through agents. The prospectus supplement with respect to any offering of securities will set forth:

  . the terms of the offering of the securities, including the name or names of any underwriters, dealers or agents;

  .  the purchase price of the securities and the proceeds to us;

  . any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

  .  any initial public offering prices;

  .  any discounts or concessions allowed or reallowed or paid to dealers;
     and

  .  any securities exchange on which the offered securities may be listed.

   Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   We may designate agents to solicit offers to purchase our securities.

  . We will name any agent involved in offering or selling our securities, and any commissions that we will pay to the agent, in our prospectus supplement.

  . Unless we indicate otherwise in our prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

  . Our agents may be deemed to be underwriters under the Securities Act of 1933 of any of our securities that they offer or sell.

   We may use one or more underwriters in the offer or sale of our securities.

  . If we use an underwriter, we will execute an underwriting agreement with the underwriter(s) at the time that we reach an agreement for the sale of our securities.

  . We will include the names of the managing underwriter(s), as well as any other underwriters, and the terms of the transaction, including the compensation the underwriters and dealers will receive, in our prospectus supplement.

  . The underwriters will use our prospectus supplement to sell our securities.

   We may use a dealer to sell our securities.

  . If we use a dealer, we, as principal, will sell our securities to the dealer.

  . The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

  . We will include the name of the dealer and the terms of our transactions with the dealer in our prospectus supplement.

   We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. We will describe the terms of our direct sales in our prospectus supplement.

   We may indemnify agents, underwriters, and dealers against certain liabilities, including liabilities under the Securities Act of 1933, or as to contribution with respect to payments that such agents, dealers or underwriters may be required to make in connection with those liabilities. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

   We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

  . If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

  . These delayed delivery contracts will be subject only to the conditions that we set forth in the prospectus supplement.

  . We will indicate in our prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

   Each series of debt securities offered will be a new issue of securities and will have no established trading market. Any underwriters to whom the securities are sold for public offering and sale may make a market in the securities, but will not be obligated to do so and may discontinue any market making at any time without notice. The securities offered may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the securities.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for us by Fleischman and Walsh, L.L.P., Washington, D. C. Aaron I. Fleischman, Senior Partner of Fleischman and Walsh, L.L.P., is a director of Southern Union. Mr. Fleischman, Fleischman and Walsh, L.L.P., and other attorneys in that firm beneficially own shares of common stock that, in the aggregate, represent less than two percent (2%) of the shares of our common stock outstanding.

                                    EXPERTS

   The consolidated financial statements of Southern Union Company included in the Annual Report on Form 10-K for the years ended June 30, 1999, 1998 and 1997 have been incorporated in this Prospectus by reference thereto in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements of Pennsylvania Enterprises, Inc. for the years ended December 31, 1998 and 1997 included in Pennsylvania Enterprises, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated in the Proxy Statement relating to Southern Union's 1999 Annual Meeting of Stockholders, have been incorporated in this Prospectus by reference thereto in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements and schedules of Pennsylvania Enterprises, Inc. for the year ended December 31, 1996 included in Pennsylvania Enterprises, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated in the Proxy Statement relating to Southern Union's 1999 Annual Meeting of Stockholders that have been incorporated in this Prospectus by reference thereto, were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

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                                  $300,000,000

                             Southern Union Company

                          8 1/4% Senior Notes Due 2029

                         -----------------------------

                             PROSPECTUS SUPPLEMENT

                         -----------------------------

                          Donaldson, Lufkin & Jenrette
                              Merrill Lynch & Co.
                         Banc of America Securities LLC
                             Chase Securities Inc.
                           Credit Lyonnais Securities

                                October 27, 1999

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